UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 6

to

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SPECTRA ENERGY PARTNERS, LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

84756N109

(CUSIP Number)

Tyler W. Robinson

Enbridge Inc.

200, 425 – 1st Street S.W.

Calgary, Alberta T2P 3L8

Canada

(403) 231-3900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 17, 2018

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box:  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D/A

CUSIP No. 84756N109

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Spectra Energy Corp (“Spectra Energy”) 20-5413139
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) †
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 402,989,862†
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 402,989,862†

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 402,989,862†
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 100%†
14.	Type of Reporting Person (See Instructions) CO

†

The number and percentage of common units representing limited partner interests (“Common Units”) of Spectra Energy Partners, LP (the “Issuer”) reported as beneficially owned by Spectra Energy in this Schedule 13D consists of the following: 171,570,734 Common Units owned by SE Transmission (as defined below); 8,701,329 Common Units owned by SESSH (as defined below); and 222,717,799 Common Units owned by SEP GP (as defined below). Each of SE Transmission, SESSH and SEP GP is an indirect, wholly owned subsidiary of Spectra Energy.

Schedule 13D/A

CUSIP No. 84756N109

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Spectra Energy Capital, LLC (“SE Capital”) 51-0282142
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) ††
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 402,989,862††
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 402,989,862††

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 402,989,862††
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 100%††
14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

††

SE Capital is directly wholly owned by Spectra Energy, SE Transmission is directly wholly owned by SE Capital, and each of SESSH and SEP GP is an indirect, wholly owned subsidiary of SE Capital. Therefore, SE Capital may be deemed to be the beneficial owner of 402,989,862 Common Units owned by SE Transmission, SESSH and SEP GP.

Schedule 13D/A

CUSIP No. 84756N109

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Spectra Energy Transmission, LLC (“SE Transmission”) 76-0687370
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) †††
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 402,989,862†††
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 402,989,862†††

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 402,989,862†††
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 100%†††
14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

†††

SE Transmission is directly wholly owned by SE Capital and indirectly wholly owned by Spectra Energy. The sole member of SESSH is SE Transmission. The sole holder of limited partner interests in SEP GP is SE Transmission and the sole holder of general partner interests in SEP GP is SEP GP LLC (as defined below). The sole member of SEP GP LLC is SE Transmission.

Schedule 13D/A

CUSIP No. 84756N109

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Spectra Energy Southeast Supply Header, LLC (“SESSH”) 20-5248997
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) ††††
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 8,701,329 ††††
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 8,701,329 ††††

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,701,329 ††††
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.16%††††
14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

††††	SESSH is directly wholly owned by SE Transmission and indirectly wholly owned by each of Spectra Energy and SE Capital.

Schedule 13D/A

CUSIP No. 84756N109

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Spectra Energy Partners GP, LLC (“SEP GP LLC”) 41-2232447
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) †††††
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 222,717,799†††††
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 222,717,799†††††

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 222,717,799†††††
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 55.27%†††††
14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

†††††

SEP GP LLC is directly wholly owned by SE Transmission and indirectly wholly owned by each of Spectra Energy and SE Capital. As the general partner of SEP GP, SEP GP LLC may be deemed to be the beneficial owner of 222,717,799 Common Units owned by SEP GP.

Schedule 13D/A

CUSIP No. 84756N109

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Spectra Energy Partners (DE) GP, LP (“SEP GP”) 41-2232456
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) ††††††
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 222,717,799††††††
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 222,717,799††††††

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 222,717,799††††††
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 55.27%††††††
14.	Type of Reporting Person (See Instructions) PN (Limited Partnership)

††††††	SEP GP is 99% directly owned by SE Transmission, 1% directly owned by SEP GP LLC (the general partner of SEP GP), and indirectly wholly owned by each of Spectra Energy, SE Capital and SE Transmission.

Schedule 13D/A

CUSIP No. 84756N109

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Enbridge (U.S.) Inc. (“EUSI”) 41-1824246
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) *
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 402,989,862*
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 402,989,862*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 402,989,862*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 100%*
14.	Type of Reporting Person (See Instructions) CO

*	Spectra Energy is directly wholly owned by EUSI. Therefore, EUSI may be deemed to be the beneficial owner of 402,989,862 Common Units that may be deemed to be beneficially owned by Spectra Energy.

Schedule 13D/A

CUSIP No. 84756N109

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Enbridge US Holdings Inc. (“EUSHI”) Not applicable.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) **
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 402,989,862**
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 402,989,862**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 402,989,862**
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 100%**
14.	Type of Reporting Person (See Instructions) CO

**

EUSI is directly wholly owned by EUSHI. Therefore, Spectra Energy is indirectly wholly owned by EUSHI and EUSHI may be deemed to be the beneficial owner of 402,989,862 Common Units that may be deemed to be beneficially owned by Spectra Energy.

Schedule 13D/A

CUSIP No. 84756N109

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Enbridge Inc. (“Enbridge”) 98-0377957
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) ***
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 402,989,862***
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 402,989,862***

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 402,989,862***
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 100%***
14.	Type of Reporting Person (See Instructions) CO

***

EUSHI is directly wholly owned by Enbridge. Therefore, Spectra Energy is indirectly wholly owned by Enbridge and Enbridge may be deemed to be the beneficial owner of 402,989,862 Common Units that may be deemed to be beneficially owned by Spectra Energy.

This Amendment No. 6 to Schedule 13D updates the information relating to the current beneficial owners and amends Items 2, 4, 5 and 6 of the Schedule 13D filed by filed by Spectra Energy Corp (“Spectra Energy”), Spectra Energy Capital, LLC (“SE Capital”), Spectra Energy Transmission, LLC (“SE Transmission”), Spectra Energy Southeast Supply Header, LLC (“SESSH”), Spectra Energy Partners GP, LLC (“SEP GP LLC”), Spectra Energy Partners (DE) GP, LP (“SEP GP”), Enbridge (U.S.) Inc. (“EUSI”), Enbridge US Holdings Inc. (“EUSHI”) and Enbridge Inc. (“Enbridge” and, together with Spectra Energy, SE Capital, SE Transmission, SESSH, SEP GP LLC, SEP GP, EUSI, and EUSHI, the “Reporting Persons”) with the Securities and Exchange Commission on March 9, 2017 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D, filed with the Securities and Exchange Commission on November 2, 2017, Amendment No. 2 to the Original Schedule 13D, filed with the Securities and Exchange Commission on November 30, 2017, Amendment No. 3 to the Original Schedule 13D, filed with the Securities and Exchange Commission on January 22, 2018, Amendment No. 4 to the Original Schedule 13D filed with the Securities and Exchange Commission on May 17, 2018, and Amendment No. 5 to the Original Schedule 13D filed with the Securities and Exchange Commission on August 24, 2018.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended by adding the following paragraph:

On December 17, 2018, following the consummation of, and as a result of, the Merger (as defined below), the executive officers and directors of the Reporting Persons (collectively, the “Listed Persons”) ceased to beneficially own any SEP Common Units (as defined below) of the Issuer. To the Reporting Persons’ knowledge, none of the Listed Persons has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following paragraph:

On December 17, 2018, Autumn Acquisition Sub, LLC, a Delaware limited liability company and an indirect, wholly owned subsidiary of Enbridge (“Merger Sub”), merged with and into the Issuer, with the Issuer continuing as the surviving entity and an indirect, wholly owned subsidiary of Enbridge (the “Merger”) pursuant to that certain Agreement and Plan of Merger, dated as of August 24, 2018 (the “Merger Agreement”), by and among the Issuer, SEP GP, Enbridge, EUSI, Merger Sub, and, solely for the purposes of Article I, Article II and Article XI, EUSHI, Spectra Energy, SE Capital and SE Transmission.

As a result of the Merger, each common unit of the Issuer representing limited partner interests in the Issuer (each, an “SEP Common Unit”) issued and outstanding immediately prior to the effective time of the Merger (excluding certain Excluded Units, as defined in the Merger Agreement) was converted into the right to receive from Enbridge 1.111 common shares of Enbridge. As a result of the Merger, the Reporting Persons own all of the outstanding SEP Common Units.

The SEP Common Units will be removed from listing and registration from the New York Stock Exchange.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended by adding the following paragraph:

As a result of the Merger described in Item 4 (which Item 4 is incorporated herein by reference), the Reporting Persons own all of the outstanding SEP Common Units. Because the registration of the SEP Common Units will be terminated, SEP Common Units held by Enbridge and its subsidiaries will no longer be subject to reporting under Section 13(d) of the Securities Exchange Act of 1934, as amended. Consequently, this Amendment No. 6 to the Original Schedule 13D constitutes an exit filing for the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by adding the following paragraph:

The information provided or incorporated by reference in Item 4 is hereby incorporated by reference herein.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 17, 2018

ENBRIDGE INC.

By:	/s/ Tyler W. Robinson
Name:	Tyler W. Robinson
Title:	Vice President & Corporate Secretary

By:	/s/ Wanda M. Opheim
Name:	Wanda M. Opheim
Title:	Senior Vice President, Finance

ENBRIDGE US HOLDINGS INC.

By:	/s/ David Taniguchi
Name:	David Taniguchi
Title:	Corporate Secretary

ENBRIDGE (U.S.) INC.

By:	/s/ Kelly L. Gray
Name:	Kelly L. Gray
Title:	Corporate Secretary

SPECTRA ENERGY CORP

By:	/s/ Kelly L. Gray
Name:	Kelly L. Gray
Title:	Secretary

SPECTRA ENERGY CAPITAL, LLC

By:	/s/ Kelly L. Gray
Name:	Kelly L. Gray
Title:	Secretary

SPECTRA ENERGY TRANSMISSION, LLC

By:	/s/ Kelly L. Gray
Name:	Kelly L. Gray
Title:	Secretary

SPECTRA ENERGY SOUTHEAST SUPPLY HEADER, LLC

By:	/s/ Kelly L. Gray
Name:	Kelly L. Gray
Title:	Secretary

SPECTRA ENERGY PARTNERS (DE) GP, LP

By:	Spectra Energy Partners GP, LLC its general partner

	By:	/s/ Kelly L. Gray
	Name:	Kelly L. Gray
	Title:	Corporate Secretary

SPECTRA ENERGY PARTNERS GP, LLC

By:	/s/ Kelly L. Gray
Name:	Kelly L. Gray
Title:	Corporate Secretary